



12063182

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 11 2012
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-31756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oppenheimer & Close, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 West 57th Street
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carl Oppenheimer (212) 489-7527
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name – *if individual, state last, first, middle name*)

460 Park Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl Oppenheimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oppenheimer & Close, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Oppenheimer & Close, Inc.:

We have audited the accompanying statement of financial condition of Oppenheimer & Close, Inc. (New York Corporation) as of December 31, 2011. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Oppenheimer & Close, Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 14, 2012

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

OPPENHEIMER & CLOSE, INC.

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 649,184
United States Treasury Bill - Due September 20, 2012	99,946
Certificate of deposit - Due November 14, 2012	119,076
Commissions receivable	1,746
Prepaid expenses	47,453
Security deposit	3,850
Furniture, fixtures and equipment - at cost (less accumulated depreciaton of $101,906)	5,199
Total assets	$ 926,454

LIABILITIES

Accounts payable and accrued expenses	$ 51,271
Due to related party	3,601
New York City income taxes payable	717
Deferred New York City income taxes	264
Total liabilities	55,853

STOCKHOLDERS' EQUITY

Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	50,000
Additional paid-in capital	165,000
Retained earnings	655,601
Total stockholders' equity	870,601
Total liabilities and stockholders' equity	$ 926,454

The notes to the financial statements are made a part hereof.

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2011

ORGANIZATION AND NATURE OF BUSINESS:

Oppenheimer & Close, Inc. (the "Company") was incorporated under the laws of the State of New York on April 29, 1984 to engage in business as a broker-dealer. The Company is registered with the Securities and Exchange Commission as a broker/dealer in securities, is a member of the Financial Industry Regulatory Authority and is registered as an investment advisor under the Investment Advisors Act of 1940. The Company conducts operations exclusively in New York, however, some customers are located in other states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of or for customers. Revenue is derived principally from commissions received on security trades executed for customers and from fees for investment advisory services based on a percentage of each customers quarterly account balance.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed. Investment advisory fees are charged quarterly and recognized as earned on a pro rata basis over the quarter.

(Continued)

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2011

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

CASH AND CASH EQUIVALENTS – Investments in money funds, certificates of deposit, treasury bills and similar investments with maturities of three months or less from the date of purchase are considered cash equivalents.

FURNITURE, FIXTURES, EQUIPMENT AND DEPRECIATION - Furniture, fixtures and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 5 to 7 years.

INCOME TAXES - The Company uses FASB ASC 740, Income Taxes, in reporting deferred income taxes. FASB ASC 740 requires a company to recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Effective October 1, 1998, the Company elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholders whether or not distributed. Accordingly, no federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and thus the Company is liable for New York City corporate income taxes including an alternative tax based upon net income and officers' salaries.

CASH AND CASH EQUIVALENTS:

Cash and cash equivalents at December 31, 2011 are comprised of the following:

Cash	$ 45,360
Money market funds	503,825
United States Treasury Bill - Due February 9, 2012	99,999
	$ 649,184

(Continued)

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2011

DEFERRED INCOME TAXES:

Deferred New York City income taxes payable of $264 at December 31, 2011 is comprised of New York City income taxes on accelerated depreciation for tax purposes.

COMMITMENT:

The Company leases office space through February 28, 2014.

The future annual lease payments are as follows for the year ended December 31:

2012	$ 50,941
2013	51,000
2014	8,500
	$ 110,441

CONCENTRATIONS OF CREDIT RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. All unsettled trades at December 31, 2011 were settled subsequent to the balance sheet date with no resulting liability to the Company.

At December 31, 2011, cash and cash equivalents of $507,024 and a United States Treasury Bill of $99,946, are held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

(Continued)

CONCENTRATION OF RISK OF CUSTOMERS:

The Company derived $231,662 or 82% of its commission income from four customers. The investment manager of these four entities is a limited liability company owned by the Company's shareholders.

INVESTMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company used FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements and disclosures. FASB ASC 820 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities.

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Assets measured at fair value on a recurring basis comprise of a United States Treasury Bill valued at $99,946 and a certificate of deposit valued at $119,076. Fair value was determined based on quoted prices in active markets for identical assets or liabilities (level 1).

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $797,735 which was $547,735 in excess of its required net capital of $250,000. The Company's net capital ratio was .0697 to 1.

(Continued)

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2011

PROFIT SHARING PLAN:

The Company has a profit sharing plan for all eligible employees. Contributions to the plan are at the discretion of the officers and directors of the Company. For the year ended December 31, 2011, the Company did not accrue a profit sharing plan contribution.

RELATED PARTY TRANSACTIONS:

The Company charges an administrative service fee to a limited liability company owned by the Company's shareholders. The fee is either based on expenditures incurred on behalf of the limited liability company or based on a percentage determined using an allocation of work hours spent by the Company's employees. Due to related party on the statement of financial condition of $3,601 represents administrative service fees overpaid by the limited liability company owned by the Company's shareholders at December 31, 2011.

FURNITURE, FIXTURES AND EQUIPMENT:

The Company's furniture, fixtures and equipment at December 31, 2011 consist of the following:

Furniture and fixtures	$ 62,300
Equipment	44,805
	107,105
Less accumulated depreciation	(101,906)
Fixed assets, net	$ 5,199

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2011, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 14, 2012, which is the date on which the financial statements were available to be issued.

OPPENHEIMER & CLOSE, INC.

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS AT DECEMBER 31, 2011

OPPENHEIMER & CLOSE, INC.

INDEX